Exhibit 99.3

CISCO SYSTEMS, INC.

STOCK OPTION ASSUMPTION AGREEMENT

Dear «Full_Name_Last_First_M»:

As you know, on June 30, 2006, (the “Closing Date”) Cisco Systems, Inc. (“Cisco”) acquired Audium Corporation (“Audium”) (the “Acquisition”) pursuant to the Agreement and Plan of Merger by and among Cisco Systems, Inc., Argon Acquisition Corp., and Audium dated June 8, 2006 (the “Merger Agreement”). On the Closing Date you held one or more outstanding stock options to purchase shares of Audium common stock granted to you under the Audium Corporation 2000 Stock Option and Restricted Stock Plan (herein referred to as the “Audium Plan”). Pursuant to the Merger Agreement, on the Closing Date, Cisco assumed all obligations of Audium under your outstanding option (or options). This Stock Option Assumption Agreement (the “Agreement”) evidences the terms of Cisco’s assumption of an option (or options) to purchase Audium common stock granted to you under the Audium Plan (the “Audium Option(s)”), and documented by a stock option agreement (or stock option agreements) and any amendment(s) entered into by and between you and Audium (the “Option Agreement(s)”), including the necessary adjustments for assumption of the Audium Option(s) that are required by the Acquisition.

The table below summarizes your Audium Option(s) immediately before and after the Acquisition:

AUDIUM OPTION(S)				ASSUMED AUDIUM OPTION(S)

Grant Date	No. of Audium Shares	Exercise Price per Share	Option Type	No. of Cisco Shares	Exercise Price per Share	Option Type

The post-Acquisition adjustments are based on the Option Exchange Ratio of 0.1122715514 (as determined in accordance with the terms of the Merger Agreement) and are intended to: (i) assure that the total spread of your assumed Audium Option(s) (i.e., the difference between the aggregate fair market value and the aggregate exercise price) does not exceed the total spread that existed immediately prior to the Acquisition; and (ii) to preserve, on a per share basis, the ratio of exercise price to fair market value that existed immediately prior to the Acquisition. If applicable, and to the extent allowable by law, the adjustments are also intended to retain incentive stock option (“ISO”) status under U.S. tax laws. The number of shares of Cisco common stock subject to your assumed Audium Option(s) was determined by multiplying the Option Exchange Ratio by the number of shares remaining subject to your Audium Option(s) on the Closing Date and rounding the resulting product down to the next whole number of shares of Cisco common stock. The exercise price per share of your assumed Audium Option(s) was determined by dividing the exercise price per share of your Audium Option(s) by the Option Exchange Ratio and rounding the resulting quotient up to the next whole cent.

Unless the context otherwise requires, any references in the Plan and the Option Agreement(s) to: (i) the “Company” means Cisco, (ii) “Shares” and “Stock” means shares of Cisco common stock, (iii) the “Board of Directors” means the Board of Directors of Cisco and (iv) the “Committee” means the Compensation and Management Development Committee of the Board of Directors of Cisco. All references in the Option Agreement(s) and the Plan relating to your status as an employee of Audium will now refer to your status as an employee of Cisco or any present or future Cisco subsidiary.

The vesting schedule and expiration date of your assumed Audium Option(s) remain the same as set forth in the Option Agreement(s) (with the number of shares subject to each vesting installment and the exercise price per share adjusted to reflect the effect of the Acquisition). In accordance with Cisco’s policies, the only permissible methods to exercise your assumed Audium Option(s) are cash, check, wire transfer, or through a cashless exercise program with a Cisco-designated broker. All other provisions which govern either the exercise or the termination of your assumed Audium Option(s) remain the same as set forth in the Option Agreement(s), and the provisions of the Option Agreement(s) will govern and control your rights under this Agreement to purchase shares of Cisco common stock, except as expressly modified by this Agreement or the Merger Agreement. Upon termination of your employment you will have the applicable limited post-termination exercise period specified in your Option Agreement(s) for your assumed Audium Option(s) to the extent outstanding at the time of termination, after which time your assumed Audium Option(s) will expire and NOT be exercisable for Cisco common stock.

To exercise your assumed Audium Option(s), you must utilize Cisco’s designated broker, the Charles Schwab Corporation (the telephone number is «telephone number»).

Nothing in this Agreement or the Option Agreement(s) interferes in any way with your right and your employer’s right, which rights are expressly reserved, to terminate your employment at any time for any reason. Future options, if any, you may receive from Cisco will be governed by the terms of the Cisco stock option plan under which such options are granted, and such terms may be different from the terms of your assumed Audium Option(s), including, but not limited to, the time period in which you have to exercise vested options after your termination of employment.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK, SIGNATURE PAGE FOLLOWS]

Please sign and date this Agreement, as soon as possible, and fax the entire Agreement to Michael L. Bergelson at the following number: «fax number».

Until your fully executed Acknowledgment (attached to this Agreement) is received by Cisco’s Stock Administration Department, your Cisco account will not be activated and your assumed Audium Option(s) will not be exercisable. If you have any questions regarding this Agreement or your assumed Audium Option(s), please contact Mark Miller at «telephone number».

CISCO SYSTEMS, INC.

By:	/s/ Mark Chandler
Mark Chandler
Corporate Secretary

ACKNOWLEDGMENT

The undersigned acknowledges receipt of the foregoing Stock Option Assumption Agreement and understands and agrees that all rights and liabilities with respect to the assumed Audium Option(s) listed on the table above are hereby assumed by Cisco and are as set forth in the Option Agreement(s) for such assumed Audium Option(s), the Plan and this Stock Option Assumption Agreement and agrees to the terms as set forth in such Stock Option Assumption Agreement.

DATED: , 2006
«Full_Name_Last_First_M» - Optionee

Address:

[Cisco ID No.: «Full_Name_Last_First_M»]

ATTACHMENTS

Exhibit A – Form S-8 Prospectus